Exhibit 4.9

EHEALTH, INC. 2014 EQUITY INCENTIVE PLAN

NOTICE OF STOCK UNIT GRANT

PEOPLE’S REPUBLIC OF CHINA PARTICIPANTS

You have been granted the following Stock Unit award covering shares of the Common Stock of eHealth, Inc. (the “Company”). Each Unit is equivalent to one share of Common Stock of the Company (a “Share”) for purposes of determining the number of Shares subject to this award. None of the restricted Stock Units will be issued (nor will you have the rights of a stockholder with respect to the underlying shares) until the vesting conditions described below are satisfied. Additional terms of this grant are as follows:

Name of Participant:	«FIRSTNAME» «LASTNAME»

Total Number of Shares:	«SHARESGRANTED»

Date of Grant:	«AWARDDATE»

Vesting Commencement Date:	«VESTINGSTARTDATE»

Vesting Schedule:	One-fourth of the Shares covered by this award shall vest on each anniversary of the Vesting Commencement Date, such that this award shall be 100% vested on the fourth anniversary of the Vesting Commencement Date, subject to your continued Service through each vesting date.

You and the Company agree that this Stock Unit award is granted under, and governed by the terms and conditions of, the 2014 Equity Incentive Plan (the “Plan”) and the Stock Unit Award Agreement, both of which are attached to and made a part of this document.

You further agree that the Company may deliver by email all documents relating to the Plan or this award (including, without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements). You also agree that the Company may deliver these documents by posting them on a website maintained by the Company or by a third party under contract with the Company. If the Company posts these documents on a website, it will notify you by email.

PARTICIPANT:	EHEALTH, INC.

By:

«FIRSTNAME» «LASTNAME»	Title:	Chief Executive Officer

eHealth, Inc. 2014 Equity Incentive Plan

Stock Unit Agreement

Grant	The Company hereby grants you an award of restricted Stock Units (“RSUs”), as set forth in the Notice of Stock Unit Grant (the “Notice of Grant”) and subject to the terms and conditions in this Agreement and the Company’s 2014 Equity Incentive Plan (the “Plan”). Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Stock Unit Agreement.

Company’s Obligation	Each RSU represents the right to receive a share of Stock (a “Share”) on the vesting date. Unless and until the RSUs vest, you will have no right to receive Shares under such RSUs. Prior to actual distribution of Shares pursuant to any vested RSUs, such RSUs will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company. Settlement of any vested RSUs shall be made in whole Shares only.

Vesting	Subject to the next paragraph (Forfeiture upon Termination of Service), the RSUs awarded by this Agreement will vest according to the vesting schedule specified in the Notice of Grant. If you commence working on a part-time basis, then the vesting schedule specified in the Notice of Grant may be adjusted in accordance with the Company’s part-time work policy or the terms of an agreement between you and the Company pertaining to your part-time schedule.

Forfeiture upon Termination of Service	Notwithstanding any contrary provision of this Agreement or the Notice of Grant, if you terminate Service for any or no reason prior to vesting, the unvested RSUs awarded by this Agreement will thereupon be forfeited at no cost to the Company.

Leaves of Absence	For purposes of this RSU, your Service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing and if continued crediting of Service is required by the terms of the leave or by applicable law. But your Service terminates when the approved leave ends, unless you immediately return to active work. If you go on a leave of absence, then the vesting schedule specified in the Notice of Grant may be adjusted in accordance with the Company’s leave of absence policy or the terms of your leave.

Payment after Vesting	Any RSUs that vest hereunder will be paid to you (or in the event of your death, to your estate) in Shares, unless any applicable law forbids the payment of Shares at such time.

Tax Withholding

You agree to make appropriate arrangements with the Company (or the Parent or Subsidiary employing or retaining you) for the satisfaction of all Federal, state, local and foreign income and employment tax withholding requirements as well as social security charges applicable to the RSUs. In this regard, you authorize the Company (and/or the Parent or Subsidiary employing or retaining you) to withhold all applicable taxes legally payable by you from your wages or other cash compensation paid to you by the Company (and/or the Parent or Subsidiary employing or retaining you) or from proceeds from the sale of Shares acquired upon payment of this RSU in an amount sufficient to cover such tax obligations. You acknowledge and agree that the Company may refuse to distribute Shares to you if such withholding amounts are not satisfied at the time of delivery of the Shares.

Notwithstanding the foregoing, you acknowledge that you have reviewed with your own tax advisors the tax consequences of the award by the Company of the Stock Units, and that you are relying solely on such advisors and not on any statements or representations of the Company (and/or the Parent or Subsidiary employing or retaining you) or any of their respective agents. You understand and agree that the Company is not obligated to make arrangements with you regarding tax withholding and that you (and not the Company and/or the Parent or Subsidiary employing or retaining you) shall be solely responsible for any and all taxes or duties levied or assessed by any Chinese or other governmental authority as a result of the Company’s award of Stock Units to you.

Dispute Resolution	You and the Company agree that any and all disputes arising out of the terms of the Notice of Grant, the Plan or this Agreement or their interpretation shall be resolved in accordance with the provisions of the Mutual Agreement to Mediate Claims entered into between you and the Company, as such agreement may be amended from time to time.

Payments after Death	Any distribution or delivery to be made to you under this Agreement will, if you are then deceased, be made to the administrator or executor of your estate. Any such administrator or executor must furnish the Company with (a) written notice of his or her status as transferee, and (b) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.

Stockholder Rights	Neither you nor any person claiming under or through you will have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares will have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to you or your broker.

No Effect on Employment	Your employment with the Company and its Subsidiaries is on an at-will basis only. Accordingly, the terms of your employment with the Company and its Subsidiaries will be determined from time to time by the Company or the Subsidiary employing you (as the case may be), and the Company or the Subsidiary will have the right, which is hereby expressly reserved, to terminate or change the terms of your employment at any time for any reason whatsoever, with or without good cause or notice.

Notices	Any notice to be given to the Company under the terms of this Agreement will be addressed to the Company at 440 East Middlefield Road, Mountain View, California 94043, Attn: Stock Administration, or at such other address as the Company may hereafter designate in writing or electronically.

Grant is Not Transferable	Except to the limited extent provided in this paragraph, this grant and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this grant and the rights and privileges conferred hereby immediately will become null and void. You may, however, dispose of this award in your will or through a beneficiary designation.

Binding Agreement	Subject to the limitation on the transferability of this grant contained herein, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

Additional Conditions to Issuance of Stock	If at any time the Company will determine, in its discretion, that the listing, registration or qualification of the Shares upon any securities exchange or under any state, federal or foreign law, or the consent or approval of any governmental regulatory authority is necessary or desirable as a condition to the issuance of Shares to you (or your estate), such issuance will not occur unless and until such listing, registration, qualification, consent or approval will have been effected or obtained free of any conditions not acceptable to the Company. The Company will make all reasonable efforts to meet the requirements of any such state, federal or foreign law or securities exchange and to obtain any such consent or approval of any such governmental authority. In addition, no Shares will be issued to you if such issuance will violate any applicable law.

Resale Restrictions	You agree not to sell any RSU Shares at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your Service continues and for such period of time after the termination of your Service as the Company may specify.

Acknowledgements

You acknowledge receipt of a copy of the Plan and represent that you are familiar with the terms and provisions thereof, and hereby accept this RSU subject to all of the terms and provisions thereof. You have reviewed the Plan and this RSU in their entirety, have had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understand all provisions of the RSU. You hereby agree to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan or this RSU. You further agree to notify the Company upon any change in your residence address.

You hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this document by and among, as applicable, your employer, and the Company, its Subsidiaries and Affiliates (collectively referred to in this section as the “Company”) for the exclusive purpose of implementing, administering and managing your participation in the Plan.

You understand that the Company and your employer hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any Plan shares or directorships held in the Company, details of all RSUs or any other entitlement to Plan shares awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the purpose of implementing, administering and managing the Plan (“Data”). You understand that Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in your country, or elsewhere, and that the recipient’s country may have different data privacy laws and protections than your country. You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom you may elect to deposit any Plan shares acquired upon payment of the RSU. You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in the Plan. The Data shall remain strictly confidential and shall be used only for the purpose of the Plan by the employer, and in certain cases, by the employer’s banking and technical advisors. You understand that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or withdraw the consents herein by contacting in writing your local human resources representative. You understand that withdrawal of consent may affect your ability to realize benefits from the RSU.

You understand that the Company has reserved the right to amend or terminate the Plan at any time, and that the grant of a RSU under the Plan at one time does not in any way obligate the Company or any Parent or Subsidiary of the Company to grant additional RSUs in any future year or in any given amount. You acknowledge and understand that the grant of this RSU and any future RSUs granted under the Plan is wholly discretionary in nature and is not to be considered part of any normal or expected compensation that is or would be subject to severance, resignation, redundancy or similar pay, other than to the extent required by local law.

Applicable Law	This Agreement will be interpreted and enforced under the laws of the California, United States of America, without regard to its choice-of-law provisions.

The Plan and Other Agreements

The text of the Plan is incorporated in this Agreement by reference. This Agreement and the Notice of Grant are subject to all terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Agreement or the Notice of Grant and one or more provisions of the Plan, the provisions of the Plan will govern.

This Agreement, the Notice of Grant and the Plan constitute the entire understanding between you and the Company regarding this award. Any prior agreements, commitments or negotiations concerning this award are superseded. This Agreement may be amended only by another written agreement between the parties.

Administrator Authority	The Administrator will have the power to interpret the Plan, the Notice of Grant and this Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any RSUs have vested). All actions taken and all interpretations and determinations made by the Administrator in good faith will be final and binding upon you, the Company and all other interested persons. No member of the Administrator will be personally liable for any action, determination or interpretation made in good faith with respect to the Plan, the Notice of Grant or this Agreement.

BY SIGNING THE NOTICE OF GRANT, YOU AGREE TO ALL OF THE TERMS AND

CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.